Exhibit 99.2

Auris Medical Launches Development of Drug-Free Nasal Spray for Protection against Airborne Pathogens and Allergens

●	Development of AM-301 nasal spray initiated with aim of regulatory submission in 2021

●	Key component of AM-301 shown to reduce SARS-CoV-2 viral infectious load in vitro by up to 99%

●	Creation of dedicated subsidiary, Altamira Medica Ltd, to focus solely on AM-301 development program

●	CHF 1.5 m convertible loan arranged in support of development program

Hamilton, Bermuda, September 8, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne pathogens and allergens, based on positive data obtained in a SARS-CoV-2 assay. In order to expedite the development process, Auris Medical set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and has already obtained funding through a CHF 1.5 m convertible loan agreement.

Seeking protection against airborne pathogens and allergens

AM-301 is a gel which works by forming a protective layer on the nasal mucosa, acting as a physical barrier against airborne pathogens and allergens. Under normal conditions, human beings take in approximately 90% of air through their noses, which are therefore particularly exposed to airborne pathogens and allergens. The thin protective film formed by the AM-301 gel helps to prevent the contact of such pathogens and allergens with cells; in addition, the composition serves to “trap” such particles and help with their discharge. Together, this is designed to reduce the risk of infection and promote alleviation of allergic symptoms.

Promising results in SARS-CoV-2 assay

The potential protective effects of AM-301 have been demonstrated to date in a SARS-CoV-2 virus assay. In this the experiment, the key component of AM-301 was added in various concentrations to a suspension of the virus for various time periods. Virus particles were then collected from the suspension and transferred onto cell cultures for incubation, allowing for viral replication and infection of adjacent cells. The experiment showed that after only 5 minutes of contact between AM-301’s key component and the virus suspension the viral infectious load was reduced by up to 99%. The Company intends to perform additional testing involving various pathogens and allergens.

Addressing need for personal protection

“The current Covid-19 pandemic has drastically highlighted the risks of airborne transmission of viruses and the need for protective measures such as proper ventilation in buildings and the wearing of face masks“, commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “With AM-301, we are seeking to provide a simple and effective means for personal protection in settings or places with increased risk of exposure to airborne pathogens, such as public transportation, flights, cruises, sport events, concerts or university lectures. In addition to its potential protection against SARS-CoV-2 and other pathogens, we believe AM-301 could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair.”

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

www.aurismedical.com

Aiming for regulatory submissions in 2021

For AM-301, the Company can draw on its experience from the development of nasal sprays with betahistine for the treatment of vertigo (AM-125) or antipsychotic-induced weight gain (AM-201). Unlike the betahistine nasal sprays, AM-301 does not contain any active substance, and the Company believes it will be regulated and marketed as an “over-the-counter” medical device. The Company will advance and complete the development of AM-301 through its new Altamira subsidiary. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021. Altamira plans to initiate discussions with regulatory authorities regarding the regulatory pathway for AM-301 shortly. The Company intends to market AM-301 in collaboration with partners.

Funding with financial or strategic investors

Altamira is currently a 100% subsidiary of Auris Medical Holding Ltd.; going forward, the Company expects its ownership in Altamira to decrease as financial or strategic investors will be invited to join as shareholders as additional financing will be required. In a first transaction, FiveT Capital Holding Ltd. (“FiveT”), a Swiss investment management firm, provided a convertible loan to Altamira. The loan has a principal amount of CHF 1.5 m, a duration of 18 months, and carries an interest rate of 8% p.a. Under the terms of the agreement, FiveT will have the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. The Company has filed a copy of the convertible loan agreement on Form 6-K with the Securities and Exchange Commission and will file a registration statement on Form F-3 to register for resale the common shares of the Company that may be issued upon conversion.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. The Company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). With AM-301, the Company is developing a nasal spray for protection against airborne pathogens and allergens. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, whether the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions will agree with Auris Medical’s plans for the regulatory pathway for AM-301 and its other product candidates, whether the safety and efficacy of AM-301, and other regulatory requirements, can be established to the satisfaction of the FDA and other regulatory authorities, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:
Joseph Green
Edison Advisor for Auris Medical
646-653-7030
jgreen@edisongroup.com

or

investors@aurismedical.com